SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2006
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press release, dated May 5, 2006.

DOCUMENT 1

For Immediate Release	May 5, 2006

                                                                                                                                                                                RM: 7 - 06

Standard Bank Converts Debt into Crystallex Shares

TORONTO, ONTARIO, May 5, 2006 – Crystallex International Corporation (TSX: KRY) (AMEX: KRY) announced today that Standard Bank Plc, (“Standard Bank”) has elected to convert US$7,500,000 principal amount of their US$14,315,000 loan, (the “Loan”) in accordance with the terms of the credit agreement dated December 23, 2005, (the “Credit Agreement”) among Crystallex’s subsidiary, ECM (Venco) Ltd. as borrower, Crystallex as guarantor and Standard Bank as lender. As a result of the conversion, Crystallex has issued 3,765,841 common shares to Standard Bank.

In December 2005, Crystallex’s subsidiaries settled their outstanding 71,239 ounces of gold forward sales and call option contracts with Standard Bank Plc and converted the settlement amount into a US$14,315,000 term loan amortizing over the next three years. The gold contracts were closed out at an average gold price of US$504.50 per ounce, substantially below the May 5, 2006 closing price of approximately US$682 per ounce, (see Crystallex News Release dated December 23, 2005 for details of the transaction).

The conversion of the US$7,500,000 principal amount represents the entire convertible portion of the Loan and was converted into common shares pursuant to the provisions of the Credit Agreement at a price equal to C$2.32 per share, representing the average market price for the common shares of the Corporation on the Toronto Stock Exchange for the five trading days prior to December 23, 2005 (the effective date of the Credit Agreement). The Canadian dollar share price was converted into United States dollars at an exchange rate of 1.1649 (being the noon rate as reported by the Federal Reserve Bank of New York on December 23, 2005). Following the conversion, Crystallex will have approximately US$6.7 million of debt outstanding to Standard Bank.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in early 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form (“AIF”).  Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors"  in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

NOTE TO U.S. INVESTORS:  While the terms "mineral resource”, "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 9, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer